July 12, 2022

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Ms. Ada Sarmento, Division of Corporation Finance

Re:	HOOKIPA Pharma, Inc. Registration Statement on Form S-3 (File No. 333-266084)

Dear Ms. Sarmento:

Reference is made to the Registration Statement on Form S-3 (File No. 333-266084) filed by HOOKIPA Pharma, Inc. on July 11, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Sincerely,
/s/ Reinhard Kandera
Reinhard Kandera
Chief Financial Officer